UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934*



                          John Q. Hammons Hotels, Inc.
                                (Name of Issuer)

                      Class A Common Stock, 0.01 par value
                         (Title of Class of Securities)

                                    408623106
                                 (CUSIP Number)






                                November 29, 2001
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 771497 10 4                   13G                   Page 2 of 6 Pages
---------------------------                                ---------------------

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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      R. Scott Asen

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                         (b) [ ]
      Not Applicable

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

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              5      SOLE VOTING POWER            162,300
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  6      SHARED VOTING POWER          80,000*
  OWNED BY
    EACH      ------------------------------------------------------------------
  REPORTING   7      SOLE DISPOSITIVE POWER       162,300
   PERSON
    WITH      ------------------------------------------------------------------
              8      SHARED DISPOSITIVE POWER     80,000*

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      242,300

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10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                          (See Instructions) [ ]
      Not applicable

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     5.067%

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12    TYPE OF REPORTING PERSON (See Instructions)           IN

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CUSIP No. 771497 10 4                   13G                   Page 3 of 6 Pages
---------------------------                                ---------------------

* Consists of (i) 60,000 shares owned by a partnership controlled (53.29%) by the Reporting Person and (ii) 20,000 shares in and owned by certain Managed Accounts, as to which the Reporting Person disclaims beneficial ownership (see
Item 4).


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                                                               Page 4 of 6 Pages


Item 1(a).         Name of Issuer.

                   John Q. Hammons Hotels, Inc.


Item 1(b).         Address of Issuer's Principal Executive Offices.
                   300 John Q. Hammons Pkwy
                   Suite 900
                   Springfield, MO 65806

Item 2(a).         Names of Persons Filing.

                   R. Scott Asen (the "Reporting Person")

Item 2(b).         Address of Principal Business Office or, if none, Residence.

                   Asen and Co.
                   224 East 49th Street
                   New York, NY 10017

Item 2(c).         Citizenship.

                   The Reporting Person is a citizen of the United States of America


Item 2(d).         Title of Class of Securities.

                   Class A Common Stock, 0.01 par value

Item 2(e).         CUSIP Number.

                   408623106



Item 3.

                   If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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                                                               Page 5 of 6 Pages


                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j)   [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].

Item 4.            Ownership.

                   (a) Amount beneficially owned:

                   The Reporting Person directly owns 162,300 shares. Additionally, 60,000 shares are owned by a partnership controlled (53.29%) by the Reporting Person, as a result of which, the Reporting Person is deemed, indirectly, to beneficially own such shares. The Reporting Person is President and sole owner of Asen and Co., which provides certain advisory services to accounts (the "Managed Accounts") that own 20,000 shares. The Reporting Person may be deemed, indirectly, to beneficially own the shares held by the Managed Accounts, but the Reporting Person disclaims beneficial ownership of such shares.

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                                                               Page 6 of 6 Pages


                   (b) Percent of class:

                   5.067%, consisting of: (1) 162,300 shares owned directly by the Reporting Person, which represent approximately 3.394% of the issued and outstanding shares of Class A Common Stock of the Issuer, (2) 60,000 shares are owned by a partnership controlled (53.29%) by the Reporting Person, which represent approximately 1.255% of the issued and outstanding shares of Class A Common Stock of the Issuer, and (3) 20,000 shares owned by the Managed Accounts, which represent approximately 0.418% of the issued and outstanding shares of Class A Common Stock of the Issuer, as to which 20,000 shares the Reporting Person disclaims beneficial ownership.

                   The foregoing percentages are calculated based on 4,782,179 shares of Class A Common Stock outstanding as of November 9, 2001, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2001.

                   (c) Number of shares as to which the person has:

                       (i)   Sole power to vote or to direct the vote: 162,300
                       (ii)  Shared power to vote or to direct the vote: 80,000
                       (iii) Sole power to dispose or to direct the disposition
                             of: 162,300
                       (iv) Shared power to dispose or to direct the disposition of: 80,000

Item 5.            Ownership of Five Percent or Less of a Class.

                   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . Not applicable

                   Ownership of More than Five Percent on Behalf of Another
Item 6.            Person.

                   See response to Item 4.

                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Item 7.            Company.

                   Not applicable.

Item 8.            Identification and Classification of Members of the Group.

                   Not applicable.

Item 9.            Notice of Dissolution of Group.

                   Not applicable.

Item 10.           Certification.

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                                                               Page 7 of 6 Pages


                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2004


                                                /s/ R. Scott Asen
                                         ---------------------------------------
                                                     R. Scott Asen